Exhibit 99.2

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2026 and 2025

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the three and nine months ended September 30, 2026, with comparative information for the three and nine months ended September 30, 2025. This MD&A is dated November 12, 2026 and takes into account information available up to and including that date.

The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, and the annual consolidated financial statements for the fifteen months ended December 31, 2025, which are available on the Company’s website at www.highlandersilver.com and on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.

All dollar amounts reported herein are expressed in thousands of United States dollars (“US dollars”) unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements herein include, but are not limited to: statements regarding the Company’s exploration and development plans, including timing, costs and expected results; the Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs; intended use of proceeds from the Company’s offerings; the Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing; that the Company’s planning and budgeting will ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project, the Corani Project and the Mercedes Mine; the continued integration of the Corani Project and the Mercedes Mine into the Company’s business, including the implementation of the exploration plan for the Corani Project and the optimization plan for the Mercedes Mine; the scope, timing, costs and results of the Corani exploration drilling program, including timing of release of drill results; performance of site preparation activities at Corani; the timing, completion, scope, results and recommendations of the updated Feasibility Study at Corani; the establishment of a detailed go-forward plan at Corani; significant improvements at Mercedes across worker safety, production and operating costs expected in the coming years with a rejuvenated workforce, and all proposed work programs at Mercedes in connection therewith; the establishment of a bonding program at Mercedes; the Company’s plan to release an updated National Instrument 43-101 technical report for Mercedes and timing thereof; the Company believes its cash and cash equivalents, short-term investment and cash flow from the Mercedes Mine are sufficient to fund its planned activities and meet its obligations and commitments for at least the next twelve months.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the Company’s ability to execute its exploration, development and operating plans on the anticipated timelines and budgets; the actual results of current exploration, drilling and operating activities; conclusions of economic evaluations, including the updated Corani Feasibility Study; changes in project parameters as plans and studies continue to be refined; future prices of precious and base metals; accidents; geopolitical risks; criminal activity and social unrest or instability; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; supply chain risks including with respect to supply chain disruptions; the supply and demand for labour and other project inputs; the Company’s ability to maintain labour relations and avoid any disruptions related thereto; the Company’s ability to maintain community relationships and social license; changes in commodity prices; unanticipated exploration, development, construction and operating challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; the ability to obtain, maintain or renew required permits, approvals and authorizations in Peru and Mexico (including the timing of any permitting processes); the Company’s ability to implement the planned improvements at Mercedes and generate anticipated production, cost savings and cash flow; the integration of the business, assets, operations, systems and personnel of Bear Creek, as well as the potential diversion of management attention; and the possibility of liabilities, obligations or risks (including operational, technical, environmental, reclamation, contractual, labour or regulatory matters) becoming known or crystallizing following the integration of Bear Creek; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian and United States securities regulators.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; interest rates and currency exchange rates; anticipated costs, expenditures, schedules and results of exploration, drilling, site development and operating initiatives; the Company’s ability to advance exploration efforts at its properties and the results of such exploration efforts; the ability to obtain and maintain necessary permits and approvals; the updated Corani Feasibility Study being completed on the anticipated timeline and providing recommendations that support a viable go-forward plan; the Mercedes Mine continuing to operate and the planned initiatives producing the anticipated safety, production, productivity, cost and cash flow benefits; the Company’s ability to access capital (including through equity or other financings) and to deploy proceeds as intended; the Company’s ability to generate sufficient cash flow to continue operations, meet its obligations and fund planned growth and development activities; the successful integration of Bear Creek’s business, assets, operations, systems and personnel, including the realization and timing of anticipated benefits; and the due diligence conducted in connection with the acquisition of Bear Creek having identified all material risks or liabilities. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any forward-looking statements, no inference should be drawn that it will make additional updates with respect to other forward-looking statements. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

DESCRIPTION OF BUSINESS

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru, including the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories (as per the S&P Global rankings including the San Luis gold-silver project), and the Corani Silver Project, the largest silver deposit in development globally. The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver’s major shareholders include the Augusta Group, the Lundin family, and Eric Sprott. Highlander is listed on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “HSLV” and on the NYSE American LLC (“NYSE American”) under the same symbol.

HIGHLIGHTS AND ACTIVITIES

The following activities and developments were achieved during the quarter:

On July 7, 2026, Highlander provided a photo update showcasing key milestones achieved in the site development of its Corani Silver Project in Peru.

On September 23, 2026, Highlander announced that it has executed a mandate letter with Natixis Corporate & Investment Banking to lead a fully underwritten 7-year senior secured structured project finance facility of $330 million (the “Facility”) to fund the development and construction of the Corani Silver Project in Peru. The financing will be supported by a cost overrun facility of up to $100 million to be established prior to first draw and provided by the Company; final facility amounts will be subject to due diligence. The Facility is subject to completion of definitive documentation, which will include customary project finance terms, fees and conditions, credit approvals, and the completion of ongoing detailed technical, financial, environmental and social due diligence. Closing is expected in the first quarter of 2027.

Subsequent event

On October 13, 2026, Highlander reported on a recent meeting with President Keiko Fujimori and Minister of Energy and Mines Guillermo Shinno Huamaní in Lima.

On November 4, 2026, Highlander provided a photo update showcasing development progress at its Corani Silver Project in Peru.

MINERAL PROPERTIES AND OUTLOOK

San Luis

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. SSR Mining and Esperanza Resources Corp. (“Esperanza”) jointly established Reliant Ventures S.A.C. to develop the project. In 2011, SSR Mining acquired Esperanza’s interest in the San Luis Project, consolidating full ownership of the project under SSR Mining.

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining, pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

The Company acquired the San Luis Project for upfront cash consideration of $5,000 and an additional $37,500 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	$1,250 after the commencement of an initial drilling program (paid);

(b)	$1,250 after the first anniversary of the commencement of an initial drilling program (paid);

(c)	$5,000 after the completion of a feasibility study;

(d)	$10,000 after the beginning of commercial production;

(e)	$10,000 after the first anniversary of commercial production; and

(f)	$10,000 after the second anniversary of commercial production.

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter return royalty (“NSR”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of this royalty for $15,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

In addition to the 4% NSR granted to SSR Mining, the San Luis Project is also subject to a 1% NSR on 24 claims payable to Esperanza and a 1% NSR on 2 claims to Metalla Royalty & Streaming Ltd.

Exploration Plans

The Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs. The goal is to surface the resource potential of the project through exploration and undertake environmental studies to support future technical studies, permitting and evaluations of economic potential for development.

Since the acquisition of the San Luis Project in May 2024, the Company has performed field work including geological mapping and geochemical sampling around the Ayelen vein system, in the Bonita vein system and in the Cerro Colorado (porphyry/breccia system). Results have identified new veins and refined the footprint of the porphyry-related hydrothermal alteration. Additionally, the Company completed a ~5,000 ha MAG drone survey covering the area between Bonita and Cerro Colorado (inclusive of both targets).

On March 14, 2025, the Company released an updated technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng.

The Technical Report recommends a two-phase exploration plan. The Company previously initiated Phase 1 of the exploration program with detailed mapping and systematic channel sampling of the known mineralized structures at the Bonita vein system. On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high-grade mineralization in outcrop at the Bonita vein system using one drill rig.

The Company then proceeded to map these areas with a drone-based geophysical survey, a technological breakthrough in high elevation settings. In addition, the Company has carried out prospecting, mapping and sampling at the adjacent areas to identify and follow up on additional veins, with the objective of defining further targets for drilling. The Company spent approximately $1.7 million to complete the Phase 1 activities.

The Company has incorporated the results of its Phase 1 exploration activities including the assay results of the drilling to-date, processed and analyzed the drone-based geophysical survey to identify permissive structural features across more than 5,000 hectares, and integrated the latest drilling and channel sample results collected in the Bonita area to design the optimal drilling campaign for the Phase 2 exploration activities.

In addition, the Company has developed a 3D geological model to define the shape and orientation of the targeted structures and detailed controls on mineralization for target refinement. During the three months ended September 30, 2026, the Company continued to advance studies in support of permitting.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

Community Relations

The San Luis property occupies community land and developing and growing social license is an important undertaking for Highlander. The Company is actively engaged with the communities in the direct area of influence of the San Luis Project by employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs. The Company has made a notable contribution in the development of infrastructure to ensure sanitary and health benefits to the communities. Major road rehabilitation work has been completed, and the Company is committed to continue contributing long-term development programs in coordination with, and agreed on by, the communities, government and regional agencies.

Bear Creek Assets (Corani and Mercedes)

On February 26, 2026, Highlander and Bear Creek Mining Corporation (“Bear Creek”) announced closing of the Bear Creek transaction. On closing of the acquisition of Bear Creek, existing Highlander shareholders and former Bear Creek shareholders owned approximately 82% and 18% of the total issued and outstanding Highlander common shares, on an undiluted basis.

The Company continues to integrate the Corani Project and the Mercedes Mine into its business since the acquisition of Bear Creek. As part of this integration, the Company has developed an exploration and development plan for Corani and formulated an optimization plan for the Mercedes Mine.

Corani

The Corani open-pit silver project is located in province of Carabaya in the department of Puno in southern Peru.

Personnel

●	Carlos Ojeda was previously appointed Vice President & General Manager. Mr. Ojeda has held increasingly senior roles leading teams of up to 500 people in engineering, construction, ramp-up and optimization at Anglo American’s major Quellaveco open pit mine in Peru, with prior experience at other major open pit mines in the country, including Antamina, Mina Justa and Constancia.

Exploration and Technical Drilling

●	First exploration drilling program in over a decade continues targeting high-impact exploration, resource growth, infill, as well as technical drilling to support studies. Drill results are expected to be released in Q4/26.

●	Completed the first airborne magnetic survey and more extensive induced polarization-resistivity surveys than historically undertaken. Results support the interpretation that the Corani mineral system is far more extensive than historical drilling coverage with extensions concealed beneath shallow post-mineral cover.

●	Target areas to the East, South and West from Corani project have been included in the drilling campaign.

Site Development

●	350-person workforce on site, hired preferentially from local communities

●	70-person technical services team led by Carlos Ojeda, Vice President & General Manager, spanning all aspects of project design, control and execution

●	600-bed camp and related facilities under construction

●	Internal and external roads under construction, with 40km completed

●	Earthworks for infrastructure, plant, pits and collection ponds continuing

●	Substation and transmission line under construction, with 2km completed

●	Long-lead-time equipment order process commenced

●	Majority of work packages awarded to leading international, Peruvian and local firms

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

Studies, Consultants and Contractors

●	Updated Feasibility Study based on staged-development approach to be completed by year-end aiming to maximize returns on a per share basis while mitigating capital expenditure, funding, timeline and execution risks.

●	Respected international and specialist Peruvian consultants and contractors appointed for the majority of the main work packages, with further appointments to follow:

o	Plant and Internal Infrastructure – Ausenco

o	Facilities Design, Geotechnical and Hydrology – Anddes

o	Resources/Reserves and Mine Planning – AMC and Minsys

o	Drilling – Xplomine and JRC

o	Earthworks – MUR

o	Technical Assistance – AtkinsRéalis

o	Power – Inducom and Hitachi

o	Permits – Insideo and JMF

The updated Corani Feasibility Study is anticipated to set out recommendations that will establish the basis of the Company’s detailed go-forward plan at Corani.

Mercedes

The underground Mercedes Mine is located in the state of Sonora, within the Cucurpe municipality. The mine is located 250 km northeast of Hermosillo and 300 km south of Tucson, Arizona. Mercedes consists of 69,284 hectares of concessions and the mine has been in continuous operation since 2011, with the exception of a COVID-19 related mandatory closure.

Personnel

●	Orlando Chumpitaz was previously appointed Vice President & General Manager. Mr. Chumpitaz has held senior roles with leading companies operating major underground mines globally, including Senior Mine Manager for Lundin Gold at its 5,000 tpd Fruta del Norte gold mine in Ecuador, Project Manager for Endeavour Mining at its 6,000 tpd Mana Mine in Burkina Faso, General Manager for Minera Volcan at its 5,500 tpd Animon mine in Peru, and Operations Director for Fortuna Mining at its 3,000 tpd San Jose mine in Mexico.

Recapitalization

Mercedes produced 30 koz of gold in 2025. Significant improvement across worker safety, production and operating costs are expected in the coming years with a rejuvenated workforce operating under the proven leadership of Mr. Chumpitaz, with the following programs planned:

●	Infill and definition drilling to support an improved reserve model.

●	Accelerated mine development to improve access and enhance operational productivity.

●	Upgrading critical infrastructure, including ventilation, electrical systems, surface water management and underground pumping capacity.

●	Geotechnical drilling and implementation of support systems to improve safety and reduce dilution.

●	Cost assessment and right-sizing mine contractor deployment to enhance productivity.

●	Tailings Management Facilities expansion to support mine life extensions.

●	Resumption of greenfield and brownfield exploration campaigns across extensive land packages in geologically favorable and prospective areas.

These plans are based on new management’s oversight of Mercedes since the acquisition of Bear Creek on February 26, 2026, and is therefore not based on a technical report filed under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Company plans to release an updated National Instrument 43-101 technical report for Mercedes in Q1/27.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

Operating Highlights

Mercedes Mine	Unit	July 1, 2026 – September 30, 2026	February 26, 2026 – September 30, 2026
Tonnes milled	kt	123.18	265.30
Average gold grade milled	g/t	2.03	2.31
Average silver grade milled	g/t	23.90	24.48
Recovery rate gold	%	94.50%	94.50%
Recovery rate silver	%	41.20%	40.10%
Gold produced	oz	7,605	18,680
Silver produced	oz	37,176	81,846
Gold sold	oz	8,368	19,570
Average realized gold price	$/oz	4,203	4,477
Silver sold	oz	41,829	92,390
Average realized silver price	$/oz	62	69

Mercedes was acquired as part of the Bear Creek transaction on February 26, 2026. As such, comparative figures to previous quarters are not presented. Operational results are for the three months ended September 30, 2026 as well as for the period from February 26, 2026 to September 30, 2026.

La Estrella

The La Estrella Project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953.

During the three months ending September 30, 2026, the Company continued its community engagement by meeting with local authorities and collaborating on social programs. Exploration agreements with two of the three relevant communities were executed earlier this year, and final notarization was received this quarter.

EXPLORATION EXPENSES

As disclosed in Note 3 of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, the Company has changed the presentation currency from Canadian dollars to US dollars to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with peer companies in the mining industry. Prior period comparative figures have been restated to conform to the current period presentation.

The following tables summarize exploration expenses by activity and project.

For the three months ended September 30, 2026

	San Luis and La Estrella	Corani	Mercedes	Other	Total
Assay and analysis	$–	$530	$7	$–	$537
Community relations	92	668	–	–	760
Depreciation	17	437	–	–	454
Drilling and drilling related costs	–	4,839	–	–	4,839
Environmental, regulatory and permitting	30	276	–	–	306
Geological and geophysical investigations	(3)	308	15	–	320
Reclamation provision	14	–	–	–	14
Salaries, contractors and project administration	601	2,163	213	60	3,037
Site preparation, camp and field expenses	89	8,947	9	179	9,224
Studies	1	2,767	–	–	2,768
	$841	$20,935	$244	$239	$22,259

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

For the nine months ended September 30, 2026

	San Luis and La Estrella	Corani	Mercedes	Other	Total
Assay and analysis	$13	$701	$7	$–	$721
Community relations	281	951	–	–	1,232
Concession fee	1,661	505	–	–	2,166
Depreciation	46	437	–	–	483
Drilling and drilling related costs	–	7,719	–	–	7,719
Environmental, regulatory and permitting	178	442	–	–	620
Geological and geophysical investigations	20	804	15	–	839
Reclamation provision	19	–	–	–	19
Salaries, contractors and project administration	2,282	3,983	213	77	6,555
Site preparation, camp and field expenses	630	10,962	9	53	11,654
Studies	6	4,024	–	–	4,030
	$5,136	$30,528	$244	$130	$36,038

For the three months ended September 30, 2025

	San Luis (Restated)[1]	La Estrella (Restated)[1]	Total (Restated)[1]
Assay and analysis	$152	$–	$152
Community relations	67	2	69
Depreciation	11	–	11
Drilling and drilling related costs	200	–	200
Environmental, regulatory and permitting	25	–	25
Reclamation provision	28	–	28
Salaries, contractors and project administration	896	57	953
Site preparation, camp and field expenses	654	4	658
Studies	7	–	7
	$2,040	$63	$2,103

For the nine months ended September 30, 2025

	San Luis (Restated)[1]	La Estrella (Restated)[1]	Total (Restated)[1]
Assay and analysis	$226	$–	$226
Community relations	102	10	112
Concession fees	1,475	9	1,484
Depreciation	18	–	18
Drilling and drilling related costs	339	–	339
Environmental, regulatory and permitting	38	–	38
Geological and geophysical investigations	26	–	26
Reclamation provision	58	–	58
Salaries, contractors and project administration	1,569	113	1,682
Site preparation, camp and field expenses	1,010	14	1,024
Studies	12	–	12
	$4,873	$146	$5,019

1 Restated for the change in presentation currency

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

The increase in exploration expenses to $22,259 and $36,038 for the three and nine months ended September 30, 2026, from $2,103 and $5,019 for the three and nine months ended September 30, 2025, was primarily attributable to the inclusion of the Corani Project following the acquisition of Bear Creek on February 26, 2026. Exploration expenses at the San Luis Project decreased in the three months ended September 30, 2026, following the completion of the Phase 1 drilling program in September 2025 and were consistent with the prior period for the nine months ended September 30, 2026.

Drilling and drilling related costs were higher for the three and nine months ended September 30, 2026, compared to the same periods in 2025, mainly due to the commencement of the Corani Project’s drilling program in April 2026. The program utilized up to six drill rigs focused on high-impact exploration, resource expansion, infill drilling, and technical drilling to support future studies.

Geological and geophysical investigations were higher for the three and nine months ended September 30, 2026, compared to the same periods in 2025, mainly related to the comprehensive geophysical program undertaken at the Corani Project, including the completion of airborne magnetic and induced polarization-resistivity surveys to support exploration targeting and resource development.

Salaries, contractors and project administration mainly relate to personnel costs including salaries for site-based employees and contractor fees. The increase in the expenses in the three and nine months ended September 30, 2026, compared to the same periods in 2025, was mainly due to the addition of personnel and contractors to support the increase in operating activities at the Corani Project. For the nine months ended September 30, 2026, salaries and contractor costs at the San Luis Project also increased to support permitting and project development activities.

The increase in site preparation, camp, and field expenses in the current periods compared to the same periods in 2025 is due to site development activities at the Corani Project, following the acquisition of Bear Creek on February 26, 2026. The increase was mainly attributable to higher site maintenance costs, supplies, camp operations and other general site-related expenditures.

Other expenses such as community relations and environmental, regulatory and permitting for the three and nine months ended September 30, 2026 have also increased from the prior periods as the Company continued to invest in the community with programs based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs, as well as to diligently comply with environmental monitoring and reporting of its activities at site.

RESULTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated)[1]	2026	2025 (Restated)[1]

Revenue	$37,746	$–	$93,973	$–
Cost of sales	(24,010)	–	(61,714)	–
Depletion, amortization, and depreciation	3,746	–	(14,212)	–
Gross profit	17,482	–	18,047	–

Exploration expenses	(22,259)	(2,103)	(36,038)	(5,019)
General and administrative expenses	(3,933)	(1,093)	(17,710)	(3,327)
Loss before other items	(8,710)	(3,196)	(35,701)	(8,346)

Finance cost	(6,519)	(4)	(7,291)	(164)
Interest and other income	2,129	126	5,214	358
Foreign exchange gain (loss)	(911)	(33)	1,108	49
Remeasurement gain on previously held equity interest in Bear Creek	–	–	28,466	–
Write-off of receivables	–	–	–	(127)
Other expenses	(1)	–	(136)	–
Net loss before income taxes	(14,012)	(3,107)	(8,340)	(8,230)
Current income tax expense	(19)	–	(1,067)	–
Deferred income tax recovery (expense)	(3,106)	–	945	–
Net loss	$(17,137)	$(3,107)	$(8,462)	$(8,230)

1 Restated for the change in presentation currency

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

Three Months Ended September 30, 2026, compared to Three Months Ended September 30, 2025

The Company incurred net loss of $17,137 for the three months ended September 30, 2026 (September 30, 2025 – $3,107). The change in net loss is due to the following factors:

●	Revenue increased to $37,746 for the three months ended September 30, 2026 (September 30, 2025 – $nil) from the sales of gold and silver from the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026. During the current period, the Company sold 8,368 oz of gold and 41,829 oz of silver. The Company is not economically dependent on any specific customer for the sale of its products because gold and silver can be sold through numerous precious metals traders and refiners worldwide.

●	Cost of sales of $24,010 for the three months ended September 30, 2026 (September 30, 2025 – $nil), represents costs associated with gold and silver production at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026, including raw material and consumables, salaries and benefits, contractors and outside services, royalties and other related expenses.

●	Depletion, amortization, and depreciation was a net recovery of $3,746 for the three months ended September 30, 2026 (September 30, 2025 – $nil). Depletion of mineral properties and depreciation of plant and equipment at the Mercedes Mine for the quarter was offset by a $17,740 reversal in the quarter of depletion previously recognized in the first half of 2026. The reversal was a measurement period adjustment resulting from revised fair values of the Bear Creek purchase price allocation (Notes 4 and 10 of the condensed consolidated interim financial statements).

●	Exploration expenses increased to $22,259 for the three months ended September 30, 2026 (September 30, 2025 – $2,103), mainly driven by the activities at the Corani Project following the acquisition of Bear Creek on February 26, 2026. Expenditures at Corani were driven by the commencement of the project’s first exploration drilling program, utilizing five drill rigs targeting high-impact exploration, resource growth, infill and technical drilling.

●	General and administrative (“G&A”) expenses increased to $3,933 for the three months ended September 30, 2026 (September 30, 2025 – $1,093). The increase was primarily driven by the following:

-	Office and other expenses: Increased to $921 (September 30, 2025 – $190), mainly reflecting higher insurance costs and the inclusion of Bear Creek’s office expenses following its acquisition on February 26, 2026.

-	Professional fees: Increased to $725 (September 30, 2025 – $133), mainly reflecting higher audit, legal and consulting costs during the period. Audit fees increased as a result of the Company’s growth, listing on the NYSE American, and the acquisition of Bear Creek, which expanded the scope and complexity of the audit requiring additional audit and review procedures. Consulting fees also increased, mainly due to transition and integration support following the Bear Creek acquisition, including assistance with aligning financial reporting processes, systems integration, and post-acquisition operational support and tax advisory services. Legal fees also increased, mainly due to increased general legal support services following the Bear Creek acquisition.

-	Share-based compensation: Increased to $1,771 (September 30, 2025 – $350), due to the recognition of share-based compensation expense associated with stock options granted during 2026.

●	Interest and other income increased to $2,129 for the three months ended September 30, 2026, compared to $126 for the three months ended September 30, 2025. The increase was primarily due to interest earned on higher cash and short-term investment balances following the equity financings completed in September 2025 and January 2026, as well as royalty income following the acquisition of Bear Creek on February 26, 2026. The Company earns royalty income from the Maria Jose property in Peru through a royalty interest retained by its subsidiary, INEDE S.A.C., following the sale of the property. The royalty rate is determined monthly based on the annualized gold production level and the weighted average gold selling price, in accordance with the terms of the agreement.

●	Finance cost increased to $6,519 for the three months ended September 30, 2026, compared to $4 for the three months ended September 30, 2025. The increase was primarily due to accretion of $5,996 on the net smelter return royalty buy-back liability, calculated from the Acquisition Date (Note 4 of the condensed consolidated interim financial statements) and accretion of $281 on the reclamation provision.

●	Foreign exchange loss of $911 for the three months ended September 30, 2026 (September 30, 2025 – $33) relates to the weakening of the US dollar against the Canadian dollar, partly offset by its strengthening against Mexican peso and Peruvian soles. The higher foreign exchange loss in the current period was also attributable to the increase in the US dollar cash balance following the financing completed in January 2026.

●	The Company recorded a current income tax expense of $19 for the three months ended September 30, 2026 (September 30, 2025 – $nil), reflecting the Special Mining Duty in Mexico, which is calculated at a rate of 8.5% on taxable mining profits in accordance with Mexican mining legislation.

●	The Company recorded a deferred income tax expense of $3,106 for the three months ended September 30, 2026 (September 30, 2025 – $nil), primarily a catch-up of the deferred income tax recovery recognized in the first half of the year, following the revised fair values of the purchase price allocation for the acquisition of Bear Creek.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

Nine Months Ended September 30, 2026, compared to Nine Months Ended September 30, 2025

The Company generated a net loss of $8,462 for the nine months ended September 30, 2026 (September 30, 2025 –$8,230). The change in net loss is due to the following factors:

●	Revenue increased to $93,973 for the nine months ended September 30, 2026 (September 30, 2025 – $nil) from the sales of gold and silver from the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026. During the period of February 26, 2026 to September 30, 2026, the Company sold 19,570 oz of gold and 92,390 oz of silver. The Company is not economically dependent on any specific customer for the sale of its products because gold and silver can be sold through numerous precious metals traders and refiners worldwide.

●	Cost of sales of $61,714 for the nine months ended September 30, 2026 (September 30, 2025 – $nil), represents costs associated with gold and silver production at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026, including raw material and consumables, salaries and benefits, contractors and outside services, royalties and other related expenses.

●	Depletion, amortization, and depreciation was $14,212 for the nine months ended September 30, 2026 (September 30, 2025 – $nil), reflecting the depletion of mineral properties and depreciation of plant and equipment at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026, net of the $17,740 reversal in the third quarter of depletion previously recognized in the first half of 2026. The reversal was a measurement period adjustment resulting from revised fair values of the Bear Creek purchase price allocation (Notes 4 and 10 of the condensed consolidated interim financial statements).

●	Exploration expenses increased to $36,038 for the nine months ended September 30, 2026 (September 30, 2025 – $5,019), mainly driven by the activities at the Corani Project following the acquisition of Bear Creek on February 26, 2026. Expenditures at Corani were driven by the commencement of the project’s first exploration drilling program, utilizing up to six drill rigs targeting high-impact exploration, resource growth, infill and technical drilling. The increase also reflects the continued advancement of the San Luis Project, including higher personnel and contractor costs to support ongoing operating activities.

●	G&A expenses increased to $17,710 for the nine months ended September 30, 2026 (September 30, 2025 – $3,327). The increase was primarily driven by the following:

-	Office and other expenses: Increased to $3,753 (September 30, 2025 – $700), mainly reflecting higher insurance costs and the inclusion of Bear Creek’s office expenses following its acquisition on February 26, 2026.

-	Professional fees: Increased to $2,315 (September 30, 2025 – $365), mainly reflecting higher audit, legal and consulting costs during the period. Audit fees increased as a result of the Company’s growth, listing on the NYSE American, and the acquisition of Bear Creek, which expanded the scope and complexity of the audit requiring additional audit and review procedures. Consulting fees also increased, mainly due to transition and integration support following the Bear Creek acquisition, including assistance with aligning financial reporting processes, systems integration, and post-acquisition operational support and tax advisory services. Legal fees also increased, mainly due to increased general legal support services following the Bear Creek acquisition.

-	Salaries and benefits: Increased to $1,693 (September 30, 2025 – $1,243), mainly due to the inclusion of Bear Creek’s salary expenses following its acquisition on February 26, 2026.

-	Share-based compensation: Increased to $5,783 (September 30, 2025 – $1,019), due to the recognition of share-based compensation expense associated with stock options granted during 2026.

-	Transaction costs: Amounted to $4,166 (September 30, 2025 – $nil), reflecting expenses incurred in connection with the Bear Creek acquisition. These costs primarily consist of professional advisory fees, legal expenses, and other transaction-related services necessary to support and complete the Bear Creek transaction. They also include compensation payments made to former Bear Creek executives in accordance with the terms of the Bear Creek transaction.

●	Interest and other income increased to $5,214 for the nine months ended September 30, 2026, compared to $358 for the nine months ended September 30, 2025. The increase was primarily due to interest earned on higher cash and short-term investment balances following the equity financings completed in September 2025 and January 2026, as well as royalty income following the acquisition of Bear Creek on February 26, 2026. The Company earns royalty income from the Maria Jose property in Peru through a royalty interest retained by its subsidiary, INEDE S.A.C., following the sale of the property. The royalty rate is determined monthly based on the annualized gold production level and the weighted average gold selling price, in accordance with the terms of the agreement.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

●	Finance cost increased to $7,291 for the nine months ended September 30, 2026, compared to $164 for the nine months ended September 30, 2025. The increase was primarily due to accretion of $5,996 on the net smelter return royalty buy-back liability, calculated from the Acquisition Date and accretion of $686 on the reclamation provision.

●	Foreign exchange gain of $1,108 for the nine months ended September 30, 2026 (September 30, 2025 – $49) relates to the strengthening of the US dollar against Canadian dollar, Mexican pesos and Peruvian soles. The gain was partially offset by a foreign exchange loss in the third quarter, resulting primarily from the weakening of the US dollar against Canadian dollar. The higher foreign exchange gain in the current period was also attributable to the increase in the US dollar cash balance following the financing completed in January 2026.

●	The Company recorded a current income tax expense of $1,067 for the nine months ended September 30, 2026 (September 30, 2025 – $nil), reflecting the Special Mining Duty in Mexico, and a net deferred income tax recovery of $945 (September 30, 2025 – $nil), arising from purchase price allocation adjustments related to the acquisition of Bear Creek.

●	Remeasurement gain on previously held equity interest in Bear Creek amounted to $28,466 (September 30, 2025 – $nil), reflecting the adjustment of the Company’s previously held interest in Bear Creek to its fair value at the completion of the Bear Creek transaction on February 26, 2026.

SUMMARY OF QUARTERLY RESULTS

The Company’s quarterly financial statements are reported under IFRS as issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2026 Q3	2026 Q2	2026 Q1	2025 Q5 (Restated)[1]
Revenue	$37,746	$37,897	$18,330	$–
Loss before other items	(8,710)	(16,996)	(9,995)	(3,296)
Net income (loss)	(17,137)	(11,733)	20,408	(2,784)
Total comprehensive income (loss)	(16,913)	(13,062)	18,832	(1,317)
Net income (loss) per share – basic	(0.08)	(0.06)	0.14	(0.02)
Net income (loss) per share – diluted	$(0.08)	$(0.06)	$0.13	$(0.02)

	2025 Q4 (Restated)[1]	2025 Q3 (Restated)[1]	2025 Q2 (Restated)[1]	2025 Q1 (Restated)[1]
Loss before other items	$(3,196)	$(3,749)	$(1,401)	$(1,096)
Net loss	(3,107)	(3,585)	(1,538)	(1,172)
Total comprehensive loss	(3,271)	(2,382)	(1,263)	(1,227)
Net loss per share – basic and diluted	$(0.03)	$(0.03)	$(0.02)	$(0.01)

1 Restated for the change in presentation currency. Q5/25 is the three months ended December 31, 2025, the final quarter of the 15-month financial year ended on that date.

The revenue in Q1/26 to Q3/26 was generated from the sales of gold and silver from the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026. Revenue in Q2/26 and Q3/26 reflected a full quarter of gold and silver sales, whereas Q1/26 reflected sales from February 26, 2026, the acquisition date, through March 31, 2026.

The decrease in loss before other items in Q3/26 compared to Q2/26 was mainly driven by the reversal of depletion following the revised fair values of the Bear Creek purchase price allocation for the Mercedes Mine, partially offset by the increase in exploration and operating activities at the Corani Project.

The increase in loss before other items in Q1/26 to Q2/26 was mainly driven by the incorporation of the operating expenditures at the Corani Project and Mercedes Mine, reflecting the inclusion of these assets following the Bear Creek acquisition on February 26, 2026. G&A expenses also increased in Q1/26 primarily due to transaction costs related to the Bear Creek acquisition, as well as higher share-based compensation expense recognized during the period.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

The successive increase in loss before other items from Q1/25 to Q3/25 was mainly related to the increased exploration and operating activities at the San Luis Project following its acquisition by the Company in May 2024. These included costs related to concession fees, drilling and drilling related costs, salaries, contractor fees, project administration and site preparation costs, as well as expenses on camp and field operations. The commencement of the drilling program at the Bonita vein system at the San Luis Project in June 2025 further contributed to the increase.

The decrease in loss before other items in Q4/25 from the previous quarter was mainly due to timing of incurring certain exploration expenses to align with operational planning. The slight increase in loss before other items in Q5/25 from the previous quarter is attributable to higher G&A expenses, including salaries and benefits and legal costs. This was partially offset by lower exploration expenses resulting from the completion of Phase 1 drilling program at the San Luis Project in September 2025 prior to the commencement of the rainy season.

The increase in net loss in Q3/26 compared to Q2/26 was mainly due to the accretion on the net smelter return royalty buy-back liability, higher exploration and operating activities at the Corani Project, an income tax expense of $3,125 in Q3/26 (Q2/26 – recovery of $3,082) and a foreign exchange loss of $911 in Q3/26 (Q2/26 – gain of $998), partially offset by the reversal of depletion following the revised fair values of the purchase price allocation for the Mercedes Mine.

The change from net income of $20,408 in Q1/26 to a net loss of $11,733 in Q2/26 was mainly due to the $28,466 remeasurement gain on previously held equity interest in Bear Creek recognized in Q1/26 and a full quarter of expenses related to the Mercedes Mine and Corani Project in Q2/26, compared to expenses recognized only from February 26, 2026, the acquisition date, through March 31, 2026, in Q1/26. The change was also driven by higher exploration activities at the Corani Project. These impacts were partially offset by higher revenue and interest and other income, lower general and administrative expenses, and a deferred income tax recovery in Q2/26.

An increase in net income in Q1/26 compared to all preceding quarters was mainly due to the remeasurement gain on previously held equity interest in Bear Creek, reflecting the adjustment to its fair value at the completion of the Bear Creek transaction on February 26, 2026.

The change in total comprehensive income / loss was related to the foreign currency translation for the respective periods.

LIQUIDITY AND CAPITAL RESOURCES

	September 30, 2026	December 31, 2025 (Restated)[1]
Cash and cash equivalents	$68,093	$78,942
Short-term investment	7,067	–
Inventory	5,762	–
Accounts receivable, current	7,301	66
Prepaids and other	3,627	148
Tax receivable, current	11,006	156
Accounts payable and accrued liabilities, current	38,806	1,780
Community projects obligation, current	1,164	–
Consideration payable, current	–	1,250
Lease liabilities, current	155	9
Tax payable	3,965	15
Other liabilities	34	–
Total current assets	102,856	79,312
Total current liabilities	$44,124	$3,054

1 Restated for the change in presentation currency

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

On January 30, 2026, the Company closed a non-brokered private placement with Mr. Eric Sprott (the “Sprott Offering”), pursuant to which the Company issued 8,060,226 common shares of the Company at a price of C$6.80 per common share for aggregate gross proceeds of $40,000. The Company incurred total share issuance costs of $277, for net proceeds of $39,723.

Cash used during the three and nine months ended September 30, 2026, from operating activities were $9,327 and $10,036, respectively (September 30, 2025 – $2,845 and $7,046, respectively). The increased use of cash is primarily attributable to the increase of the Company’s operating activities, including the incorporation of the net operating expenditures at the Corani Project and Mercedes Mine following the acquisition of Bear Creek on February 26, 2026, offset by the timing of payments affecting changes in non-cash working capital items such as accounts payable and accrued liabilities and inventory.

Cash used during the three months ended September 30, 2026, from financing activities was $128 (cash generated during the three months ended September 30, 2025 – $58,779). The change primarily reflects $58,772 in proceeds from the bought deal equity financing completed in the comparative quarter. Subsequent to September 30, 2026, the Company issued 625,000 common shares upon the exercise of options and warrants for aggregate proceeds of $166.

Cash generated during the nine months ended September 30, 2026, from financing activities was $31,434 (September 30, 2025 – $79,544). The decrease was primarily attributable to lower equity proceeds, with net proceeds of $39,723 from the Sprott Offering in January 2026 compared to $79,557 from the bought deal equity financing in the prior period, and the $10,352 debt settlement (September 30, 2025 – $nil), partially offset by proceeds of $2,650 from the exercise of warrants and options (September 30, 2025 – $138).

Cash used during the three and nine months ended September 30, 2026, from investing activities was $22,204 and $30,875, respectively (cash generated during the three months ended September 30, 2025 – $126 and cash used during the nine months ended September 30, 2025 – $999, respectively).

The increased use of cash from investing activities for the three months ended September 30, 2026 was primarily attributable to the purchase of property and equipment of $12,994 (September 30, 2025 – $nil), short-term investment of $7,048 (September 30, 2025 – $nil) and deposits made on non-current assets of $3,868 (September 30, 2025 – $nil), offset by the interest and royalty income received of $1,715 (September 30, 2025 – $126).

The increased use of cash from investing activities for the nine months ended September 30, 2026 was primarily attributable to the acquisition of Bear Creek on February 26, 2026: investment in Bear Creek shares of $13,219 (September 30, 2025 – $nil), purchase of property and equipment of $24,941 (September 30, 2025 – $56), short-term investment of $7,048 (September 30, 2025 – $nil) and deposits made on non-current assets of $3,868 (September 30, 2025 – $nil), payment of community projects at Corani of $1,178 (September 30, 2025 – $nil), offset by cash acquired on acquisition of Bear Creek of $16,194 (September 30, 2025 – $nil), as well as higher interest and royalty income of $3,935 received in the current period (September 30, 2025 – $323) earned from higher cash balances, and the proceeds from the sale of Tassa Project of $500 (September 30, 2025 – $nil).

As at September 30, 2026, the Company had working capital of $58,732 (December 31, 2025 – $76,258). The Company believes its cash and cash equivalents, short-term investment and cash flow from the Mercedes Mine are sufficient to fund its planned activities and meet its obligations and commitments for at least the next twelve months. The development and construction of the Corani Project will require additional financing, including the Facility described under “Highlights and Activities”, which remains subject to definitive documentation, due diligence and credit approvals. The Company also holds options to buy back portions of the Corani NSRs for up to $38,333, which are exercisable at the Company’s discretion and are reflected in the net smelter return royalty buy-back liability of $22,896 (Note 4 of the condensed consolidated interim financial statements).

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

FINANCING USE OF PROCEEDS

Net proceeds from the March 11, 2025 private placement offering of $20,785 (C$30,037), have been deployed to fund the advancement of exploration activities at the Company’s San Luis Project, as well as for working capital and general corporate purposes, consistent with the disclosed use of proceeds at the time of the private placement.

Net proceeds from the public offering completed on September 29, 2025, including proceeds raised on the exercise of the over-allotment option, were $64,441 (C$89,777). A comparison of the originally disclosed use of proceeds to the actual use of proceeds through to September 30, 2026, is below.

Use of Net Proceeds	Planned	Actual
Exploration, prospecting and project studies	$21,534	(965)
Environmental, regulatory and permitting	2,871	(5)
Property maintenance, concession fees and community relations and development programs	5,742	(125)
Infrastructure and road development	2,153	(170)
Property investigation and acquisitions	17,945	(30,552)
General corporate and working capital	14,240	–
Additional share issuance costs	(44)	–
Total	$64,441	(31,817)

The actual use of proceeds of $30,552 in property investigation and acquisitions is related to the Bear Creek transaction including the private placement in Bear Creek. The Company has $32,624 remaining from this public offering.

The Company’s originally disclosed use of proceeds from the Sprott Offering was to fund the advancement of the Company’s mineral projects and for working capital and general corporate purposes. Of the net proceeds of $39,723, the Company has spent $7,996 as originally disclosed, with $31,727 remaining.

COMMITMENTS AND CONTINGENCIES

At September 30, 2026, the Company had contractual cash flow commitments as follows:

	2026	2027	2028	2029	2030 and beyond	Total
Accounts payable and accrued liabilities	$38,806	$–	$–	$–	$–	$38,806
Community projects obligations	–	1,164	1,164	1,164	11,638	15,130
Office and warehouse rent obligations	221	605	378	388	159	1,751
Other liabilities	820	320	272	314	3,111	4,837
Reclamation provision	–	519	–	3,373	21,673	25,565
Tax payable	3,965	–	–	–	–	3,965
	$43,812	$2,608	$1,814	$5,239	$36,581	$90,054

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

SHARE CAPITAL INFORMATION

As at November 12, 2026, the Company had the following securities issued and outstanding:

●	204,798,418 common shares

●	11,230,000 shares issuable pursuant to exercise of stock options

●	1,884,943 shares issuable pursuant to exercise of warrants

As at November 12, 2026, no common shares were issued under the Company’s at-the-market program announced on April 10, 2025.

PROPOSED TRANSACTIONS

There are no undisclosed proposed transactions as of the date of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and nine months ended September 30, 2026 and 2025 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated)[1]	2026	2025 (Restated)[1]
Share-based compensation	$1,174	$267	$4,136	$788
Salaries and benefits	229	233	789	740
Professional fees	38	–	105	–
	$1,441	$500	$5,030	$1,528

1 Restated for the change in presentation currency

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

As of September 30, 2026, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of December 31, 2025, accounts payable and accrued liabilities included $593 due to key management personnel referred to above.

Related party arrangement

On October 21, 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2026, was approximately $923 (December 31, 2025 – $529), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (Restated)[1]	2026	2025 (Restated)[1]
Salaries and benefits	$469	$423	$2,326	$1,344
Office and other	108	100	379	354
	$577	$523	$2,705	$1,698

1 Restated for the change in presentation currency

At September 30, 2026, amounts in accounts payable and accrued liabilities include $10 due to a related party (December 31, 2025 – included in receivables is an amount due from a related party of $20) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

MATERIAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about material judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the fifteen months ended December 31, 2025, except as described in Note 2 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

Accounting policies adopted during the current period

Effective January 1, 2026, the Company has applied the following new accounting standard which was issued by the IASB:

The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial assets and financial liabilities, including an optional exception that permits the early derecognition of certain financial liabilities settled through electronic payment systems earlier than the settlement date. The Company elected to apply the exception.

The adoption of this amended standard had no material impact on the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period have not been early adopted. The Company has reviewed these pronouncements, and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Change in presentation currency

On January 1, 2026, the Company elected to change its presentation currency from Canadian dollars to US dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with peer companies in the mining industry. Refer to Note 3 of the condensed consolidated interim financial statements for further details, including the exchange rates used.

The financial results disclosed in this MD&A from prior periods that have been affected as a result of the change in the accounting policy will be indicated as such with “Restated.”

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, short-term investment, receivables and reclamation deposits. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $87,055 represents the maximum exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s interest rate exposure mainly relates to interest earned on cash and term deposits. For the three and nine months ended September 30, 2026, every 1% fluctuation in interest rates up or down would result in an increase or decrease of approximately $205 and $711 to the Company’s income, respectively (three and nine months ended September 30, 2025 – $42 and $105, respectively).

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Foreign currency risk

The Company is operating in Canada, Peru and Mexico and is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily with respect to Canadian dollars, Peruvian soles, Mexican pesos and US dollars. On September 30, 2026, the Company had not entered into any contracts to manage foreign exchange risk other than the short-term investment as disclosed in note 5 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

As at September 30, 2026, the Company had C$10,000 of its Canadian dollar cash placed in a one-month dual-currency deposit with a Canadian bank. The Company deposits Canadian dollars for a month and earns a higher rate of interest than on a regular term deposit. In exchange, the amount repaid depends on the US dollar to Canadian dollar exchange rate at maturity date compared with a rate fixed at the start (the “strike rate”). If the rate is above the strike rate, the deposit is repaid in Canadian dollars, plus interest. If the rate is below the strike rate, the deposit is repaid in US dollars, converted at the strike rate, plus interest. The deposit is measured at fair value through profit or loss. As at September 30, 2026, it had a fair value of $7,067, and the Company recognized a fair value gain of $19 in the quarter. The deposit matured on October 14, 2026 and was settled in Canadian dollars. This is the only foreign exchange contract the Company has entered into, and it is not designated as a hedge.

As at September 30, 2026, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian soles, Mexican pesos and US dollars.

	Canadian dollars (000’s)	Peruvian soles (000’s)	Mexican pesos (000’s)	US dollars (000’s)
Cash and cash equivalents	$179	$1,003	$2,123	$15,947
Receivables and tax receivable	–	2,462	295,907	17
Reclamation deposit	–	–	–	45
Accounts payable and accrued liabilities and tax payable	(130)	(6,667)	(491,438)	(550)
Lease liability	–	(271)	–	–
Community projects obligation	–	(36,722)	–	–
Reclamation provision	–	–	(271,633)	–
	$49	$(40,195)	$(465,041)	$15,459

For the nine months ended September 30, 2026, if the US dollar to Canadian dollar, Peruvian soles and Mexican pesos currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $5,758 (nine months ended September 30, 2025 – $77).

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	September 30, 2026	December 31, 2025 (Restated)[1]
Equity attributable to shareholders of the Company	$387,657	$85,184
Less: Cash and cash equivalents	(68,093)	(78,942)
	$319,564	$6,242

1 Restated for the change in presentation currency

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing.

The Company did not have any externally imposed restrictions as at September 30, 2026. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities at the Mercedes Mine and for the Corani Project and the San Luis Project.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

RISKS AND UNCERTAINTIES

The Company is exposed in varying degrees to a variety of financial instrument related risks as discussed in the Company’s 2025 annual MD&A dated March 30, 2026 which is available on SEDAR+ at www.sedarplus.ca.

Highlander’s business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Highlander, its business and prospects, and could cause actual events to differ materially from forward looking statements related to Highlander.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and the CFO have designed or caused to be designed under their supervision internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended September 30, 2026, except for the limitation of scope as described below, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and the CFO, particularly during the period in which the relevant interim filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, except for the limitation of scope as described below, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Highlander Silver Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026 and 2025 (Expressed in thousands of US dollars, unless otherwise noted)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended September 30, 2026.

Limitation on scope of design

The Company completed the acquisition of Bear Creek during the nine months ended September 30, 2026, on February 26, 2026. Financial information for this acquisition is included in this MD&A and in Note 4 of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026. NI 52-109 permits a non-venture issuer to limit its DC&P or ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period to which its certification relates. Due to the complexity associated with assessing internal controls during integration efforts, the Company has excluded controls, policies and procedures of Bear Creek in its management report on DC&P and ICFR for the three months ended September 30, 2026.

The tables below set out summary financial information for Bear Creek that is included in the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2026. Results of operations from Bear Creek have been consolidated with those of the Company from February 26, 2026.

From February 26, 2026 to September 30, 2026
Revenue	$93,973
Net loss before income taxes	(18,212)

As at September 30, 2026
Total assets	$519,796
Total liabilities	208,804

QUALIFIED PERSON

Except as otherwise disclosed, the scientific and technical information in this document related to San Luis is derived from the technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person (“QP”), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng., who is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Remaining scientific and technical information in this document related to San Luis was based upon the Company’s news releases dated July 29, 2025, September 16, 2025, October 6, 2025, and December 1, 2025, which disclosure was approved by Dr. Sergio Gelcich, a QP under NI 43 101 and Vice President, Exploration of the Company. Scientific and technical information in this document related to Corani and Mercedes was based upon the Company’s news release dated April 7, 2026, which disclosure was approved by Dr. Sergio Gelcich, a QP under NI 43 101 and Vice President, Exploration of the Company.